Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income (Loss) per Share (Unaudited)

For the Three and Six Months Ended June 30, 2012 and 2011

(Amounts in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
		As Adjusted		As Adjusted
Basic – assumes no dilution:

Net income (loss)	$13,103	$(11,851)	$39,774	$13,956

Weighted average number of common shares outstanding during the period	39,544	39,893	39,669	39,822

Net income (loss) per share – basic	$0.33	$(0.30)	$1.00	$0.35

Diluted – assumes full dilution:

Net income (loss)	$13,103	$(11,851)	$39,774	$13,956

Weighted average number of common shares outstanding during the period	39,544	39,893	39,669	39,822
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities (1):
Stock options	229	—	214	267
Common stock units related to deferred compensation for Directors	115	—	115	111
Common stock units related to deferred compensation for Employees	117	—	117	113
Restricted common stock units related to incentive compensation	1,299	—	1,299	1,133

Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,304	39,893	41,414	41,446

Net income (loss) per share – diluted	$0.32	$(0.30)	$0.96	$0.34

(1)	As a result of the Company’s net loss for the three months ended June 30, 2011, common equivalent shares are excluded from diluted shares due to their antidilutive effect for this period.